FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                            Report of Foreign Issuer



                    Pursuant to Rule 13a - 16 or 15d - 16 of

                      the Securities Exchange Act of 1934



                      For the month of September 2003
                             23 September, 2003



                       BRITISH SKY BROADCASTING GROUP PLC
                              (Name of Registrant)



                Grant Way, Isleworth, Middlesex, TW7 5OD England
                    (Address of principal executive offices)



Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F


                    Form 20-F X            Form 40-F



Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934


                    Yes                    No X



If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not Applicable



                                 EXHIBIT INDEX


                                    Exhibit


EXHIBIT NO. 1  Press release of British Sky Broadcasting Group plc announcing Annual Report and Accounts released on 23 September 2003


23 September 2003

                       British Sky Broadcasting Group plc

                       AGM and Annual Report and Accounts


The Company announces that it's 2003 Annual Report & Accounts, Proxy Card and Notice of Annual General Meeting have been mailed to all shareholders. The Company's Annual General Meeting will be held at the QEII Conference Centre, Broad Sanctuary, Westminster, London, SW1P 3EE on Friday 14 November 2003 at 11:30am.

Copies of the above documents have also been submitted to the UK Listing Authority and will shortly be available for inspection at the UK Listing Authority's Document Viewing Facility, which is situated at:

Financial Services Authority

25 The North Colonnade
Canary Wharf
London E14 5HS

Telephone: 020 7676 1000

Copies of the above documents can also be obtained on request from the Company's registered office: Grant Way, Isleworth, Middlesex, TW7 5QD. Copies of the Annual Report & Accounts can be downloaded from the Company's website at www.sky.com/corporate


Enquiries:

Dave Gormley
Tel: +44 (0) 870 240 3000
E-mail: david.gormley@bskyb.com




                                   SIGNATURES



Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                         BRITISH SKY BROADCASTING GROUP PLC


Date: 23 September, 2003                     By: /s/ Dave Gormley
                                             Dave Gormley
                                             Company Secretary